Exhibit 99.1

Beamr Cloud Sprinkles AI Magic on Video Processing

Herzliya, Israel, July 01, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced that it is launching its first AI capability integrated into Beamr Cloud, the company’s GPU-powered video service. The video AI enhancement released today allows for automatic caption and transcription generation for videos in multiple languages. It is a first step in augmenting Beamr Cloud with AI capabilities. Later this year, Beamr plans to release additional video AI enhancement features.

Sharon Carmel, Beamr CEO, explained “What we experience today in how we view, use and consume video content is only the tip of the iceberg, as the video world experiences a revolution. Video processes are no longer focused on storage and streaming challenges as video itself transforms into AI video. With AI video you can, for example, search inside the video just like in text. You can find out what and who is in the video, what they are doing and what they say. Video AI capabilities also include the enhancement of quality and appearance and acceleration of delivery to customers.”

Dani Megrelishvili, Beamr Chief Product Officer, said “We are investing in the future of video processing by integrating the first video AI workflow into our service. We believe that Beamr Cloud’s unique strength lies in combining AI enhancements with high-performance video optimization. Leveraging GPU power, today’s release is another step toward our mission to streamline AI, machine learning, and video processing.”

Research published earlier this year by the company showed that video files that were downsized by 40% using Beamr Content-Adaptive technology (CABR), without sacrificing quality thanks to Beamr tech, streamlined Machine Learning processes and allowed significant savings in storage and costs.

Beamr Cloud offers essential, easy-to-use and efficient video processes, tailored for businesses with large video libraries or those who rely heavily on video for their operations. The service is designed for customers in industries such as AI, the Internet-of-Things (IoT), User-generated content and other emerging markets. Beamr Cloud is based on Beamr’s patented and award-winning technology that reduces file size by 30%-50%, resulting in decreased storage, networking and CDN costs while maintaining video quality.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com